United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 11, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO DIRECTORS OF COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP) announces that Orrin H. Ingram II has indicated that he does not intend to seek election to the Board at the Annual General Meeting (AGM) in May 2020. The Board will put forward Dessi Temperley for election at the 2020 AGM to succeed him as a Non-executive Director with effect from the end of the AGM.

Orrin H. Ingram II was appointed as a Non-executive Director of Coca-Cola Enterprises, Inc. in 2008 and as a Director of CCEP in May 2016, when CCEP was created following the merger. He has been a member of the Audit Committee since his appointment as a Director of CCEP and was a member of the Nomination Committee from his appointment until May 2019. His executive experience in the wholesale, distribution, consumer goods and transportation services industries, coupled with a strong strategic understanding, gave him a broad perspective on CCEP’s operations which have proved invaluable to the Board.

Dessi Temperley brings deep financial expertise and technical accounting experience, commercial insight and knowledge of European markets. Dessi is Group CFO of Beiersdorf having been appointed in July 2018. She previously spent 14 years with Nestlé, serving as CFO of Nestle South East Europe, Nestle Purina EMENA and latterly as Head of Investor Relations. Prior to this, she held finance roles with Cable & Wireless in Russia and the UK. She began her career with Shell as a management accountant.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Orrin very much for the significant contribution he has made to our business. He has worked hard to support us and we all wish him the very best for the future. I would also like to welcome Dessi and very much look forward to working with her.”

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 11, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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